

May 6, 2013

Via E-mail
Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, California 92614

>   **Re:**   **Pacific Premier Bancorp, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed April 30, 2013**
>   **File No. 333-187688**

Dear Mr. Gardner:

We have reviewed your response letter and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Merger (Proposal One)

Background of the Merger, page 42

1. We note your response to comment 8 of our letter dated April 25, 2013. Given the size of the compensation package payable to Mr. Perry, relative to the consideration to be paid as a result of the transaction, please revise your disclosure to discuss the negotiations regarding the compensation package. In particular, discuss how the overall consideration to be paid to shareholders was impacted by the compensation package, and whether the financial advisor considered the package in its fairness opinion.

<u>Material Federal Income Tax Consequences, page 81</u>

2. We note your response to comment 13 of our letter dated April 25, 2013. Please revise the bolded paragraph on page 85 to delete the term "summary."

<u>Exhibit 8.1</u>

3. When using a short form tax opinion, counsel must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please therefore revise the first full paragraph on page 2 of the opinion. For more information, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney

cc: <u>Via E-mail</u>
        Jeffrey Haas
        Patton Boggs LLP